767 Fifth Avenue

New York, NY 10153-0119

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May 18, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Maryse Mills-Apenteng

Re:	Black Knight Financial Services, Inc.
Registration Statement on Form S-1
Filed May 11, 2015
File No. 333-201241

Dear Ms. Mills-Apenteng:

On behalf of our client, Black Knight Financial Services, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-201241) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 15, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 7, including copies marked to show the changes effected by Amendment No. 7.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 7. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 7.

Prospectus Summary

Corporate Structure and Reorganization, page 9

1.	You state on page 12 that investors in this offering will hold 11.4% of the voting power in BKFS and indirectly hold 11.4% of the economic interest in BKFS Operating LLC. However, this amount appears inconsistent with the information presented in the charts on pages 13 and 57, where you disclose that public shareholders will own 16.7% voting power in BKFS and 16.7% indirect economic interest in BKFS Operating LLC. Please advise or revise.

The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that investors in this offering will hold 11.4% of the voting power in BKFS and indirectly hold 11.4% of the economic interest in BKFS Operating LLC and that former holders of Grant Units will hold 5.3% of the voting power in BKFS and indirectly hold 5.3% of the economic interest in BKFS Operating LLC. Please refer to pages 13 and 56.

Securities and Exchange Commission

May 18, 2015

Capitalization, page 62

2.	The second bulleted item indicates that you are presenting information in the table on a pro forma basis, yet it appears that the information contained in the second column labeled “Pro Forma” contains the pro forma adjustments rather than the pro forma information. Please revise or advise. You also indicate that the table should be read in conjunction with numerous presentations throughout the filing. For clarity, please revise to cross-reference in the filing more specifically where the amounts are derived.

The Company acknowledges the Staff’s comment and has revised the Capitalization table to include pro forma information rather than pro forma adjustments and to add cross-references to disclosure elsewhere in the Registration Statement where amounts are derived. Please refer to page 62.

Dilution, page 64

3.	Your table discloses that investors in this offering will experience dilution of $0.10 per share. However, this figure appears to be inconsistent with the assumed initial offering price of $23.50 and the net tangible value per share after this offering of $(23.60). In addition, please provide the supporting computations for the pro forma net tangible book values as of March 31, 2015 of $(1,799.8) million and $(1,430.2) million, which gives effect to adjustments (i), (ii) and (iii) in the third paragraph. Please advise or revise the per share dilution amount presented throughout your filing.

The Company acknowledges the Staff’s comment and has revised the per share dilution amount in the dilution table and elsewhere in the prospectus to properly reflect the difference between the assumed initial offering price and the net tangible value per share after this offering. Please refer to pages 46 and 64.

The Company advises the Staff that it calculated its pro forma net tangible book value of $(1,799.8) million as of March 31, 2015 as follows:

	As of March 31, 2014
	BKFS Operating LLC	Non-Offering Pro Forma Adjustments	Pro Forma
(In millions)
Total current assets	$237.2	$(23.7)	$213.5
Property and equipment, net	140.3	—	140.3
Other non-current assets	115.4	18.2	133.6

Tangible assets	492.9	(5.5)	487.4
Total liabilities	(2,292.7)	1.6	(2,291.1)

Net tangible book value	$(1,799.8)	$(3.9)	$(1,803.7)

The Company advises the Staff that it calculated its pro forma net tangible book value of $(1,430.2) as of March 31, 2015 after giving effect to adjustments (i), (ii) and (iii) in the third paragraph of the Dilution section as follows:

(in millions)	As of March 31, 2014
Tangible assets	$492.9
Deferred tax assets (1)	17.3
Debt issue costs	18.2
Cash from balance sheet to repay debt	(11.4)
Deferred offering expenses	(1.1)

Pro forma tangible assets	515.9
Total liabilities	(1,946.1)

Net tangible book value	$(1,430.2)

(1)	Represents estimated deferred tax assets resulting from the merger of the THL Intermediaries with and into the Company.

Securities and Exchange Commission

May 18, 2015

4.	You provide information on the percentage of shares to be held by existing and new investors, respectively 87.1% and 12.9%, assuming that the underwriters fully exercise their option to purchase 2.55 million shares. You also state that your discussion and tables exclude, among other shares, the Class A common stock issuable upon exchange of units. We are unable to confirm the calculations underlying the percentage values provided. Please tell us how you arrived at these percentage values.

The Company acknowledges the Staff’s comment and has revised the disclosure to indicate that, after giving effect to the exercise of the underwriters’ option in full, the existing and new investors will hold 70.7% and 29.3%, respectively, of outstanding shares of the Company’s Class A common stock, following the offering. Please refer to page 64.

Unaudited Pro Forma Condensed Combined Financial Data, page 69

5.	Consistent with prior comment 20 in our letter dated January 16, 2015, please revise the columns of the pro forma financial statements to depict the offering transaction separately from the effect of the other transactions included in pro forma adjustments. In addition, revise to present the gross adjustments to cash and cash equivalents on the face of the pro forma financial data or provide a detailed explanation of the components of the adjustment in the notes. Refer to Rule 11-02(b)(6) and Instruction 6 to Rule 11-02(b) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to pages 72.

6.	We note that a debt refinancing is expected to occur upon the closing of this offering. Tell us what consideration you gave to giving effect to this change in capitalization in your pro forma financial data. Refer to Rule 11-01(a)(8) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure to give effect to the Debt Refinancing in the pro forma financial data in accordance with Rule 11-01(a)(8) because we have determined that the Debt Refinancing is probable. Please refer to pages 72-76.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (2) Pro Forma Adjustment, page 78

7.	Please revise the tables presented in your notes to be consistent with the chronological order of the pro forma financial data as well as the other tables throughout your filing. Refer to SAB Topic 11E.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to pages 78-80.

8.	Please revise the information presented in adjustment (l) to reconcile to each of the individual adjustments to redeemable members’ interest and equity that are presented on the face of the unaudited pro forma condensed combined balance sheet data. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to page 85.

9.	In your explanation of adjustment (n), tell us why you indicate that the offering proceeds you are adjusting for is before estimated offering expenses. In this regard, it appears that you have presented offering proceeds net of these estimated offering expenses.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to page 86.

Securities and Exchange Commission

May 18, 2015

Underwriting

Directed Share Program, page 189

10.	We note your amended disclosure in the first paragraph where you state that shares under the directed share program will be offered to, among other persons, “certain employees and other related persons,” while in the second paragraph you indicate that your and FNF’s directors, officers and certain managers will be invited to participate in the program. Please revise your disclosure to avoid using vague terms such as “certain employees” and “related persons” and ensure that your disclosure regarding eligible participants in the directed share program is consistent throughout your document, including the summary, principal stockholders, and related party transactions sections.

The Company acknowledges the Staff’s comment and has revised the disclosure to indicate that the shares under the directed share program will be offered to directors, officers and selected senior managers of BKFS, FNF and ServiceLink and directors of a subsidiary of FNF. Please refer to pages 18, 174, 189 and 190.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP

cc:	Michael L. Gravelle, Black Knight Financial Services, Inc.
cc:	Patrick S. Brown, Sullivan & Cromwell LLP